UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-15018

Fibria Celulose S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Alameda Santos, 1357 – 6th Floor

01419-908, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

EXHIBITS

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Fibria Celulose S.A. (No. 333-195610) and Fibria Overseas Finance Ltd. (No. 333-195610-01) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2014, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.  It contains as an exhibit the following document:

Exhibit Number	Description of Document
4.2

Indenture, dated May 12, 2014, among Fibria Overseas Finance Ltd., as issuer, Fibria Celulose S.A. as guarantor, and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent

4.3	First Supplemental Indenture, dated May 12, 2014, among Fibria Overseas Finance Ltd., as issuer, Fibria Celulose S.A. as guarantor, and Deutsche Bank Trust Company Americas, as trustee
4.4	Form of 5.250% Notes due 2024 (included in Exhibit 4.3)
5.1	Opinion of Pinheiro Guimarães—Advogados, Brazilian counsel of the Registrants, as to matters of Brazilian law
5.2	Opinion of Walkers, Cayman Island counsel of the Registrants, as to matters of Cayman Islands law
5.3	Opinion of White & Case LLP, United States counsel of the Registrants, as to matters of New York law
23.1	Consent of Pinheiro Guimarães—Advogados (included in exhibit 5.1)
23.2	Consent of Walkers (included in exhibit 5.2)
23.3	Consent of White & Case LLP (included in exhibit 5.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014

FIBRIA CELULOSE S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO